Bank of America
Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Administrator:

Chris Nuxoll 312.904.1023
christopher.nuxoll@bankofamerica.com

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Jan-11
Payment Date:	25-Jan-11
Prior Payment:	27-Dec-10
Next Payment:	25-Feb-11
Record Date:	24-Jan-11

Reporting Package Table of Contents

Issue Id:	SAT31CBT
Monthly Data File Name:	SAT31CBT_201101_3.ZIP

Closing Date:	25-Sep-03
First Payment Date:	27-Oct-03
Rated Final Payment: Date:	25-Jul-13

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Jan-11
Payment Date:	25-Jan-11
Prior Payment:	27-Dec-10
Next Payment:	25-Feb-11
Record Date:	24-Jan-11

WAC: 8.162500%

Grantor Trust

Class	Original Face Value (1)	Opening Balance	Principal Payment	Principal Adj. or Loss	Negative Amortization	Closing Balance	Interest Payment (2)	Interest Adjustment	Pass-Through Rate
CUSIP		Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Next Rate(3)
Units	25,000,000.00	24,000,000.00	0.00	0.00	0.00	24,000,000.00	104,649.17	0.00	5.2324583330%
12496DAA5		960.000000000	0.000000000	0.000000000	0.000000000	960.000000000	4.185966800	0.000000000	5.2324583300%
Total	25,000,000.00	24,000,000.00	0.00	0.00	0.00	24,000,000.00	104,649.17	0.00	

Total P&I Payment	104,649.17

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

18-Jan-2011 - 09:28 (N834) © 2011 Bank of America Corporation

Page 2 of 10

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Jan-11
Payment Date:	25-Jan-11
Prior Payment:	27-Dec-10
Next Payment:	25-Feb-11
Record Date:	24-Jan-11

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	104,649.17
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	104,649.17
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	1,260.00
Total	1,260.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	105,909.17
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(1,260.00)
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	(1,260.00)
Total Interest Due Certs	104,649.17

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	105,909.17
Remittance P&I Due Certs	104,649.17

Pool Balance Summary

	Balance	Count
Beginning Pool	24,000,000.00	24
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	24,000,000.00	24

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Jan-11
Payment Date:	25-Jan-11
Prior Payment:	27-Dec-10
Next Payment:	25-Feb-11
Record Date:	24-Jan-11

Bond Interest Reconciliation

Class	Accrual Method	Accrual Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deductions Deferred & Accretion Interest	Deductions Interest Loss/Exp	Additions Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Additions Prepay-ment Penalties	Additions Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
Units	30/360	30	5.2324583330%	104,649.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	104,649.17	104,649.17	0.00	0.00	NA	NA
				104,649.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	104,649.17	104,649.17	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2) Accrued - Deductions + Additions Interest

(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.

(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Jan-11
Payment Date:	25-Jan-11
Prior Payment:	27-Dec-10
Next Payment:	25-Feb-11
Record Date:	24-Jan-11

Other Related Information

Underlying Issuer and Underlying Security	Interest Rate	Principal Amount Underlying Securit	Interest Payment Dates	Payment to the Trust
Wal-Mart Stores; Inc. 4.55% Notes due 2013	4.550%	1,000,000.00	May 1 2011 / Nov 1 2011	0.00
Bank of America Corporation 4.875% Senior Notes due 2013	4.875%	1,000,000.00	Jan 15 2011 / Jul 15 2011	24,375.00
Bank One Corporation 5.25% Subordinated Notes due 2013	5.250%	1,000,000.00	Jan 30 2011 / Jul 30 2011	0.00
BB&T Corporation 4.75% Subordinated Notes due 2012	4.750%	1,000,000.00	Apr 1 2011 / Oct 1 2011	0.00
Boeing Capital Corporation 5.80% Senior Notes due 2013	5.800%	1,000,000.00	Jan 15 2011 / Jul 15 2011	29,000.00
Campbell Soup Company 5.00% Notes dues 2012	5.000%	1,000,000.00	Jun 3 2011 / Dec 3 2011	0.00
Citigroup Inc. 5.625% Subordinated Notes dues 2012	5.625%	1,000,000.00	Feb 27 2011 / Aug 27 2011	0.00
ConocoPhillips 4.75% Notes due 2012	4.750%	1,000,000.00	Apr 15 2011 / Oct 15 2011	0.00
Consolidated Edison Company of New York; Inc. 5.625% Debentures; Series 2	5.625%	1,000,000.00	Jan 1 2011 / Jul 1 2011	28,125.00
Credit Suisse First Boston (USA); Inc. 6.50% Notes due January 15; 2012	6.500%	1,000,000.00	Jan 15 2011 / Jul 15 2011	32,500.00
Dominion Resources; Inc. 2002 Series C 5.70% Senior Notes due 2012	5.700%	1,000,000.00	Mar 17 2011 / Sep 17 2011	0.00
The Dow Chemical Company 6% Notes due 2012	6.000%	1,000,000.00	Apr 1 2011 / Oct 1 2011	0.00
Duke Energy Corporation 5.625% Senior Notes due 2012	5.625%	1,000,000.00	May 30 2011 / Nov 30 2011	0.00
Ford Motor Credit Company 7.250% GlobLs due October 25; 2011	7.250%	1,000,000.00	Apr 25 2011 / Oct 25 2011	0.00
General Electric Company 5% Notes due 2013	5.000%	1,000,000.00	Feb 1 2011 / Aug 1 2011	0.00
General Motors Acceptance Corporation 6.875% Notes due August 28; 2012	6.875%	1,000,000.00	Feb 28 2011 / Aug 28 2011	0.00
The Goldman Sachs Group; Inc. 4.750% Notes due 2013	4.750%	1,000,000.00	Jan 15 2011 / Jul 15 2011	23,750.00
John Deere Capital Corporation 5.10% Global Debentures due January 15; 20	5.100%	1,000,000.00	Jan 15 2011 / Jul 15 2011	25,500.00
Johnson & Johnson 3.80% Debentures due May 15; 2013	3.800%	1,000,000.00	May 15 2011 / Nov 15 2011	0.00
Limited Brands; Inc. 6.125% Notes due December 1; 2012	6.125%	1,000,000.00	Jun 1 2011 / Dec 1 2011	0.00
Marsh and McLennan Companies; Inc. 4.850% Senior Notes due 2013	4.850%	1,000,000.00	Feb 15 2011 / Aug 15 2011	0.00
Merck & Co.; Inc. 4.375% Notes due 2013	4.375%	1,000,000.00	Feb 15 2011 / Aug 15 2011	0.00

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Jan-11
Payment Date:	25-Jan-11
Prior Payment:	27-Dec-10
Next Payment:	25-Feb-11
Record Date:	24-Jan-11

Other Related Information

Underlying Issuer and Underlying Security	Interest Rate	Principal Amount Underlying Securit	Interest Payment Dates	Payment to the Trust
SBC Communications Inc. 5.875% Global Notes due August 15; 2012	5.875%	1,000,000.00	Feb 15 2011 / Aug 15 2011	0.00
Verizon Virginia Inc. 4.625% Debentures; Series A; due 2013	4.625%	1,000,000.00	Mar 15 2011 / Sep 15 2011	0.00

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Jan-11
Payment Date:	25-Jan-11
Prior Payment:	27-Dec-10
Next Payment:	25-Feb-11
Record Date:	24-Jan-11

Other Related Information

Swap Information

Swap Receipents	Swap Amount Received	Next Swap Rate
CBT Series 2003-1 Units Trust	105,909.17	5.295%

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Jan-11
Payment Date:	25-Jan-11
Prior Payment:	27-Dec-10
Next Payment:	25-Feb-11
Record Date:	24-Jan-11

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Jan-11
Payment Date:	25-Jan-11
Prior Payment:	27-Dec-10
Next Payment:	25-Feb-11
Record Date:	24-Jan-11

Rating Information

		Original Ratings			Rating Change/Change Date(1)					
Class	CUSIP	Fitch	Moody's	S&P	Fitch		Moody's		S&P	
Units	12496DAA5	NR	A3	A-			Ba2	1/9/09	BB-	4/21/09

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to Bank of America within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, Bank of America recommends that investors obtain current rating information directly from the rating agency.

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..